04004743

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 27 2004 WASH., D.C. 188 SEC MAIL PROCESSING SECTION

VR 3/12/04

AA 3/11/2004 **

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING (Inception) 04/24/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Network, Inc. ~~Gary L. Arnold, President~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

484 S. Miller Road, Suite 101
(No. and Street)

Fairlawn	Ohio	44333-4176
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary L. Arnold 330-564-0568
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donovan, Klimczak and Company
(Name – *if individual, state last, first, middle name*)

484 S. Miller Road	Fairlawn	OH	44333
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gary L. Arnold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Network, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

PATTY A. ADOLPHSON, NOTARY PUBLIC
State of Ohio
Resident Summit County
My Commission Expires
June 3, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT NETWORK, INC.
Financial Statements
Year Ended December 31, 2003

INVESTMENT NETWORK, INC.
Financial Statements
December 31, 2003

INDEX

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company
CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

INDEPENDENT AUDITOR'S REPORT

BOARD OF DIRECTORS
INVESTMENT NETWORK, INC.
FAIRLAWN, OHIO

We have audited the accompanying Balance Sheet of Investment Network, Inc., (an S Corporation), as of December 31, 2003 and the related Statements of Income and Retained Earnings, Changes in Stockholder's Equity, Changes in Liabilities Subordinated to Claims of General Creditors, and Cash Flows for the period April 24, 2003 (Inception) through December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Network, Inc., as of December 31, 2003, and the results of its operations and its cash flows for the period April 24, 2003 (Inception) through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of expressing an opinion on these financial statements. The information included in the accompanying supplementary schedules on pages 9 thru 16 is supplementary information required by rule 17a5 of the Securities and Exchange Commission. Such information has been subjected to the examinations, assessment and evaluation procedures applied in the audit of the basic financial statements, and in our opinion, the supplementary information presents fairly the information thereto.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 9, 2004

INVESTMENT NETWORK, INC.
Balance Sheet
December 31, 2003

ASSETS

Current Assets	
Cash	$ 16,491
Deposit with Clearing Organization	50,038
Total Current Assets	66,529
Office Equipment	6,710
Less: Accumulated Depreciation	574
Net Office Equipment	6,136
Other Assets	
Organization Costs (Net of $60 Amortization)	390
TOTAL ASSETS	$ 73,055

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accrued and Withheld Payroll Taxes	$ 625
Liabilities Subordinated to Claims of General Creditors	
Note Payable - Shareholder	75,000
Stockholder's Equity (Deficit)	
Capital Stock 100 Shares Authorized, Issued and Outstanding, No Par Value	10,000
Additional Paid in Capital	6,902
Retained Earnings (Deficit)	(19,472)
Total Stockholder's Equity	(2,570)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 73,055

The Accompanying Notes Are An Integral Part of These Statements

INVESTMENT NETWORK, INC.
Statement of Income and Retained Earnings
For the Period April 24, 2003 (Inception) Through December 31, 2003

Revenues:		
Fees	$	2,130
Operating Expenses		21,337
(Loss) From Operations		(19,207)
Other Income (Expense):		
Interest Income		979
Interest (Expense)		(1,244)
Total Other Income (Expense)		(265)
NET INCOME		(19,472)
Retained Earnings - April 24, 2003 (Inception)		-
Retained Earnings (Deficit) - December 31, 2003	$	(19,472)

The Accompanying Notes Are An Integral Part of These Statements

INVESTMENT NETWORK, INC.
Statement of Changes in Stockholder's Equity
For the Period April 24, 2003 (Inception) Through December 31, 2003

	Capital Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance - April 24, 2003 (Inception)	$ 10,000	$ 6,902	$ -	$ 16,902
Less: Current Year Net (Loss)	-	-	(19,472)	(19,472)
Balance - December 31, 2003	$ 10,000	$ 6,902	$ (19,472)	$ (2,570)

The Accompanying Notes Are An Integral Part of These Statements

INVESTMENT NETWORK, INC.
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Period April 24, 2003 (Inception) Through December 31, 2003

	Note Payable Shareholder
Subordinated Liabilities - April 24, 2003 (Inception)	$ -
Add:	
Note Payable - July 10, 2003	75,000
Subordinated Liabilities - December 31, 2003	$ 75,000

The Accompanying Notes Are An Integral Part of These Statements

INVESTMENT NETWORK, INC.
Statement of Cash Flows
For the Period April 24, 2003 (Inception) Through December 31, 2003

Cash Flows from Operating Activities:		
Net Income	$	(19,472)
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Depreciation		574
Amortization		60
(Increase) Decrease in:		
Organization Costs		(450)
Deposit With Clearing Organization		(50,038)
Increase (Decrease) in:		
Accrued and Withheld Payroll Taxes		625
Net Cash (Used) by Operating Activities		(68,701)
Cash Flows From Investment Activities:		
Acquisition of Office Equipment		6,710
Net Cash (Used) by Investing Activities		(6,710)
Cash Flows from Financing Activities:		
Proceeds From Note Payable - Shareholder		75,000
Issurance of Common Stock		10,000
Additional Paid in Capital		6,902
Net Cash Provided by Financing Activities		91,902
Net Increase in Cash		16,491
Cash at April 24, 2003 (Inception)		-
Cash at December 31, 2003	$	16,491

The Accompanying Notes Are An Integral Part of These Statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Investment Network, Inc. was incorporated under the laws of the State of Ohio on April 24, 2003. The Company is a securities brokerage firm that also offers investment advisory services. On October 1, 2003, the Company became a member of the National Association of Security Dealers, Inc. (NASD). The Company's main office is located in Fairlawn, Ohio.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Taxes
The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder of the S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Amortization of Goodwill
The organization costs of establishing the Company have been capitalized and are being amortized over five years on a straight-line basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B – OFFICE EQUIPMENT

Office equipment is stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the assets and amounted to $574 for the period April 24, 2003 (Inception) through December 31, 2003. For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

Expenditures for major renewals and betterments that extend the useful lives of the assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

NOTE C – DEPOSIT WITH CLEARING ORGANIZATION

A deposit totaling $50,038 at December 31, 2003 represents an interest bearing account held by Mesirow Financial, Inc., the clearing organization for the Company, who has possession of customer funds and acts as custodian for all customer securities on a fully disclosed basis.

NOTE D – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under a subordination agreement at December 31, 2003, consisted of the following:

Note Payable-Shareholder, 3 1/2%, due December 31, 2006.	$75,000

The subordinated borrowing is covered by an agreement approved by the NASD and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $65,904, which was $15,904 in excess of its required net capital of $50,000. The Company's net capital ratio was .01 to l.

SUPPLEMENTARY INFORMATION

INVESTMENT SECURITIES, INC.
Schedule of Operating Expenses
For the Period April 24, 2003 (Inception) Through December 31, 2003

Accounting	$	382
Amortization		60
Bank Changes		143
Computer Support		500
Depreciation		574
Insurance		560
Miscellaneous		21
Office Supplies		1,297
Postage and Delivery		50
Professional Development		3,780
Payroll Taxes		245
Promotion		80
Regulatory Fees & Licenses		11,665
Wages		1,980
TOTAL OPERATING EXPENSES	$	21,337

INVESTMENT NETWORK
Computation of Net Capital
December 31, 2003

NET CAPITAL COMPUTATION

Total Stockholder's Equity (Deficit) Ifrom December 31, 2003 Financial Statements	$	(2,570)
Add: Liabilities Subordinated to Claims of General Creditors		
Note Payable - Shareholder		75,000
Less: Nonallowable Assets		
Net Office Equipment		(6,136)
Organization Costs - Net of Amortization		(390)
NET CAPITAL		65,904
Less: Minimum Dollar Net Capital Requirement		50,000
EXCESS NET CAPITAL	$	15,904
EXCESS NET CAPITAL AT 1000%	$	65,841
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		.01 TO 1

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

SEC
Washington, D.C.

RE: Investment Network, Inc.
Computation for Determination of Reserve
Requirements Under Exhibit A of Rule 15c3-3

Gentlemen:

Investment Network, Inc. did not receive any funds from customers nor did they act as a clearing agent on behalf of their customers for the period April 24, 2003 (Inception) through December 31, 2003. Investment Network, Inc. uses Mesirow Financial, Inc. as a clearing agent and to perform custodial functions relating to customer services on a fully disclosed basis. Therefore, Investment Network, Inc. is not subject to the reserve requirements under Rule 15c3-3.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 9, 2004

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

SEC
Washington, D.C.

RE: Investment Network, Inc.
Information Relating to the Possession or
Control Requirements Under Rule 15c3-3

Gentlemen:

Investment Network, Inc. did not receive any funds from customers nor did they act as a clearing agent on behalf of their customers for the period April 24, 2003 (Inception) through December 31, 2003. Investment Network, Inc. uses Mesirow Financial, Inc. as a clearing agent and to perform custodial functions relating to customer services on a fully disclosed basis. Accordingly, Investment Network, Inc. is not subject to the reserve requirements under Rule 15c3-3.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 9, 2004

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

SEC
Washington, D. C.

RE: Investment Network, Inc.
Material Differences in Computation of Net Capital

Gentlemen:

Our audit of Investment Network, Inc., for the year ended December 31, 2003, did not disclose any material differences in the computation of net capital from the broker-dealer's corresponding unaudited Part II A Focus Report.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 9, 2004

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

BOARD OF DIRECTORS
INVESTMENT NETWORK, INC.
FAIRLAWN, OHIO

We have examined the financial statements of Investment Network, Inc. for the period April 24, 2003 (Inception) through December 31, 2003, and have issued our report thereon dated February 9, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Board of Directors
Investment Network, Inc.
Page 2

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Investment Network, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 9, 2004